Exhibit 99.1
Canadian Solar Reports 1Q10 Unaudited Financial Results
and FY09 Audited Financial Results
The Company previously released its 4Q09 unaudited financial results in its press release dated March 3, 2010 and subsequently disclosed in its press release dated June 1, 2010 that it may revise such numbers. This release supersedes the March 3, 2010 release. The 4Q09 results disclosed herein are referred to as “revised” results.
1Q10 Highlights
•	Net revenues of $336.9 million for 1Q10, compared to revised net revenues of $254.2 million for 4Q09.

•	Shipments of 185.0 MW for 1Q10, compared to revised shipments of 141.2 MW for 4Q09.

•	Gross margin of 12.4% for 1Q10 compared to revised gross margin of 9.5% for 4Q09.

•	Net income of $0.04 per diluted share for 1Q10, compared to revised net loss of $0.38 per diluted share for 4Q09.
Ontario, Canada, August 19, 2010 — Canadian Solar Inc. (the “Company”, “we” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced its audited financial results for 2009, its unaudited financial results for the first quarter ended March 31, 2010 and its outlook for the second quarter and full year 2010.
Net revenues for the first quarter of 2010 were $336.9 million, compared to net revenues of $254 million for the fourth quarter of 2009 and net revenues of $49.5 million for the first quarter of 2009.
Net income for the first quarter of 2010 was $1.5 million, or $0.04 per diluted share, compared to a net loss of $15.6 million, or $0.38 per diluted share, for the fourth quarter of 2009 and a net loss of $4.8 million, or $0.13 per diluted share, for the first quarter of 2009.
Shipments for the first quarter of 2010 were 185.0 MW, compared to shipments of 141.2 MW for the fourth quarter of 2009 and shipments of 18.0 MW for the first quarter of 2009. The Company’s sales came from the key solar industry markets worldwide, with Europe continuing to be the Company’s largest contributing geographic market.
1Q10 unaudited financial results and 2009 audited financial results include the following major changes, provisions and allowances compared with the results announced on March 3, 2010:
1.	Provision for loss on firm purchase commitment under a wafer supply agreement: In 4Q09, we recorded a contingent liability for a loss of $13.8 million on firm purchase commitment under our wafer supply agreement with Deutsche Solar AG for 2009 and 2010. We are in discussions with Deutsche Solar to amend the terms of this contract. For 1Q10, we accrued a further contingent liability for a loss of $2.0 million on this purchase commitment. These loss provisions were recorded as a component of cost of revenues.

2.	Allowance for advances to suppliers under long-term wafer supply agreements: We have given notice to terminate our two long-term wafer supply agreements with LDK Solar Co. Ltd. and in July 2010 we initiated arbitration proceedings to recover the outstanding $8.8 million advance payments we made to LDK under these contracts. In 4Q09, we made a provision against the outstanding balance and recorded it as a component of 4Q09 operating expenses.

3.	Increase in allowance for doubtful accounts: We recorded an allowance for doubtful accounts of $18.0 million as of December 31, 2009 mainly due to subsequent events involving two customers after the Company’s 4Q09 press announcement on March 3, 2010. However, we also recorded a receivable from a credit insurance company amounting to $7.1 million as of December 31, 2009 and a corresponding reduction in bad debt expense in 4Q09. The net increase in bad debt expense after the Company’s 4Q09 pre-announcement on March 3, 2010 is $7.9 million.

4.	Changes in 4Q09 revenue, gross profit and operating income: For certain customers from whom collection of payment could not be reasonably assured as of December 31, 2009, we will only recognize revenue on the date that such collection can be assured. As a result, we expect that $21.0 million of products shipped in 4Q09 will be recognized in future quarters when cash is collected.

5.	Sales Return Reserve: In 4Q09, we began accruing a sales return reserve against our revenues. For 4Q09, we accrued 3.3% of revenues, or $8.5 million, and for 1Q10 we accrued 3.3% of revenues, or $10.7 million, in sales return reserves.

6.	Tax Provisions: In 4Q09, we had a tax benefit of $5.7 million, mainly due to the above items.

7.	In summary, including the above our 4Q09 net revenues were reduced by $32.8 million and our 4Q09 net income by $30.4 million.

8.	Foreign Exchange Loss (Gain): In 1Q10, we incurred a foreign exchange loss (net of hedging effects) of $15.9 million, less than our original guidance of $18 million to $20 million.
Revenue by Geography

Revenue by Geography
					4Q 2009		FY 2009
Region	1Q 2010		1Q 2009		(revised)		(revised)		FY 2008
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Europe	298.2	88.5%	36.0	72.7%	233.3	91.8%	523.0	82.9%	631.1	89.5%
America	19.1	5.7%	2.7	5.5%	5.30	2.1%	37.0	5.9%	32.3	4.6%
Asia and others	19.6	5.8%	10.8	21.8%	15.6	6.1%	71.0	11.3%	42	5.9%

Total	336.9	100.0%	49.5	100.0%	254.2	100.0%	631.0	100.0%	705.0	100.0%
Recent Developments
•	Audit Committee Investigation: The Company’s audit committee has conducted an investigation into certain transactions identified in the subpoena issued to the Company by the Securities and Exchange Commission (the “SEC”). The audit committee has concluded that the transactions identified in the SEC subpoena were properly accounted for in the Company’s annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC. Absent new information coming to light, the audit committee investigation has been concluded.

•	Ontario Module Plant: The Company has selected the site for our 200 MW module plant in Guelph, Ontario. Production is expected to begin at this site early next year.

•	Resignations: The Company announces the resignations of Mike Miskovsky, V.P., U.S. Sales and Greg Ashley, Acting President for our U.S. subsidiary. The Company sincerely appreciates their contributions and wishes them success in their future careers.

Business Outlook
The outlook below is based on the Company’s current views with respect to operating and market conditions, and its current order book and customer’ forecasts, which are subject to change. The risks to our outlook also include changes in foreign exchange, product and materials pricing and the project financing environment.
•	2Q10 Guidance: For 2Q10, we expect shipments of approximately 173 MW to 177 MW, with margins of approximately 13.5% to 14.5%. Although we hedged approximately 90% of our 2Q10 cash flow, we expect a foreign exchange loss for the quarter (net of hedging effects) in the range of approximately $10 million to $12 million.

•	2H10 Guidance: We believe that margins may improve in the second half of 2010 due to our increased vertical integration and improvements in our processing costs, provided that there is no further depreciation in the Euro or further increases in raw materials prices.

•	Full-year Guidance: For the full year 2010, we are reiterating our shipments guidance of approximately 700 MW to 800 MW.

•	Increased internal cell production to reduce costs and increase visibility: We are ramping up our new cell lines to reach our 3Q10 target of 720 MW of cell production capacity. In 4Q10, we plan to increase our internal cell capacity from 720 MW to 800 MW through process improvements. In 2011, we expect to further increase our cell production capacity by 500 MW, of which 200 MW will be enhanced selective emitter capacity and 300 MW will be high conversion efficiency multicrystalline cell lines. This will bring our total cell production capacity to 1.3 GW. We expect the higher efficiency cells to result in lower processing costs and greater customer interest. We expect the addition of cell production capacity to have a significant beneficial impact on our gross margins.

•	Wafer Capacity: We believe we have resolved the issues with respect to our ingot and wafer operation. In recent months, we have been approaching industry leading processing costs and yields. As a result, we plan to expand our ingot capacity from 300 MW and our wafering capacity from 150 MW to approximately 350 MW each in 2011.
Dr. Shawn Qu, Chairman and CEO of Canadian Solar, remarked: “Demand remains very strong in key solar markets worldwide and we continue to gain share or take a leadership position in many new, developing markets. Given current events, we are taking the opportunity to further strengthen our internal controls and procedures to better match our current global market position and to support the ongoing growth we expect from large, well-established customers as well as newer industry participants. Our management also remains focused on our internal cell and wafer expansion. This expansion is consistent with our broader efforts to focus on higher margin products, while also striving to reduce our processing costs. Overall, we are very optimistic looking forward and expect continued growth in revenues, and improvement in gross margins and profitability.”
Investor Conference Call / Webcast Details
The Company will hold a conference call to discuss its financial results for the first quarter of 2010, audited financial results for 2009 and business outlook. The conference call will be held Thursday, August 19, 2010 at 5:00 p.m. U.S. Eastern Time (5:00 a.m. August 20, 2010 in Hong Kong). The dial-in phone number is +1-617-213-8842, with passcode 56014742. A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.
A replay of the call will be available approximately one hour after the conclusion of the live call through 7:00 p.m. on August 26, 2010, U.S. Eastern Time (7:00 a.m., August 27, 2010 in Hong Kong) by telephone at +1-617-801-6888. To access the replay, use passcode 29237944. A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.
Contacts:

In Canada	In the U.S.
Alex Taylor, IR Director	David Pasquale
Canadian Solar Inc.	Global IR Partners
Tel: +1-519 954 2057	Tel: +1-914-337-8801
Fax: +1-519-954-2597	csiq@globalirpartners.com
ir@canadiansolar.com
Safe Harbor/Forward-Looking Statements:
Certain statements in this press release including statements regarding our expected revenue recognition, expected future shipment volumes, gross and net margins, manufacturing capacities and cell conversion efficiencies, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC and internal investigations as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on August 19, 2010. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

Item	2010 Q1	2009 Q1	2009 Q4	2009 1~12	2008 1~12
			(revised)	(revised)

Net revenues	336,931	49,465	254,194	630,961	705,006
Cost of revenues	295,018	53,360	230,008	552,856	633,998

Gross profit (loss)	41,913	(3,895)	24,186	78,105	71,008

Selling expenses	10,698	1,881	10,415	22,089	10,608
General and administrative expenses	8,174	4,518	28,069	46,324	34,510
Research and development expenses	1,834	470	1,217	3,180	1,825

Total operating expenses	20,706	6,869	39,701	71,593	46,943

Income (loss) from operations	21,207	(10,764)	(15,515)	6,512	24,065
Interest expenses	(3,862)	(2,254)	(2,794)	(9,459)	(12,201)
Interest income	1,395	563	916	5,084	3,531
Gain on debt extinguishment	—	—	—	—	2,429
Debt conversion expenses	—	—	—	—	(10,170)
Investment income	—	—	1,788	1,788	0
Gain on change in fair value of derivatives	536	11,366	935	9,870	14,455
Exchange (loss) gain	(16,438)	(2,875)	(5,146)	7,681	(19,989)

Income (loss) before taxes	2,838	(3,964)	(19,816)	21,476	2,120
Income tax expenses (benefit)	1,454	820	(4,388)	(1,302)	9,654

Net income (loss)	1,384	(4,784)	(15,428)	22,778	(7,534)
Less: Net income (loss) attributable to Non-controlling interest	(113)	—	157	132	—

Net income (loss) attributable to CSI	1,497	(4,784)	(15,585)	22,646	(7,534)

Basic earnings (loss) per share	$0.04	$(0.13)	$(0.38)	$0.61	$(0.24)
Basic weighted average outstanding shares	42,755,446	35,765,185	41,349,901	37,102,723	31,566,503
Diluted earnings (loss) per share	$0.03	$(0.13)	$(0.38)	$0.60	$(0.24)
Diluted weighted average outstanding shares	43,974,827	35,765,185	41,349,901	37,743,464	31,566,503

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	March 31,	December 31,
Item	2010	2009
		(revised)

Assets
Current assets
Cash and cash equivalents	174,481	160,111
Restricted cash	259,077	179,390
Accounts receivable, net of allowance for doubtful accounts	224,313	151,549
Inventories	173,299	164,313
Value added tax recoverable	30,091	39,495
Advances to suppliers	11,242	17,264
Foreign currency derivative assets	236	0
Prepaid and other current assets	39,667	41,865

Current assets — subtotal	912,406	753,987
Property, plant and equipment, net	223,003	217,136
Intangible assets	1,840	1,824
Advances to suppliers	35,555	35,210
Prepaid land use right	13,184	12,535
Investments	7,102	7,101
Deferred tax assets — non current	11,398	10,910

Total assets	1,204,488	1,038,703

Liabilities and equity
Current liabilities
Short term borrowings	375,268	251,702
Accounts payable	93,696	92,271
Notes payable	137,988	105,218
Other payables	30,846	34,724
Advances from customers	7,695	3,644
Amounts due to related parties	261	261
Foreign currency derivative liabilities	223	523
Provision for firm purchase commitment	15,763	13,823
Other current liabilities	13,491	12,775

Current liabilities — subtotal	675,231	514,941
Accrued warranty costs	20,263	16,900
Liability for uncertain tax positions	11,116	10,705
Convertible notes	876	866
Long term borrowings	27,833	29,290

Total liabilities	735,319	572,702

Common shares	500,774	500,322
Additional paid in capital	(59,963)	(61,269)
Retained earnings	13,039	11,542
Accumulated other comprehensive income	15,156	15,121

Total Canadian Solar Inc. stockholders’ equity	469,006	465,716
Non-controlling interest	163	285

Total equity	469,169	466,001

Total liabilities and equity	1,204,488	1,038,703